Exhibit 12


                       RATIO OF EARNINGS TO FIXED CHARGES



                       Thirteen Weeks Ended                    Fiscal Year Ended
                      August 25,  August 27,    May 26,  May 28,  May 29,  May 30,  May 31,
                         1996       1995          1996     1995     1994     1993     1992
                      ----------------------    ------------------------------------------
Ratio of Earnings
  to Fixed Charges       6.25       7.59          6.94     4.10     6.18     8.62     9.28


For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.